UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BreitBurn Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

106776107
(CUSIP Number)

John C. Cirone Quicksilver Resources Inc. 777 West Rosedale Street Fort Worth, Texas 76104 (817) 665-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 21,347,972 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 21,347,972 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,347,972 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.45%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	106776107

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on December 23, 2008 (as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Annex I attached to the Schedule 13D is amended to reflect that Mark J. Warner’s present principal occupation is “Senior Director of Natural Resource Investments of The University of Texas Investment Management Company.”

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

On February 12, 2009, in response to the Reporting Person’s requests for certain books and records of the Issuer and the Reporting Person’s execution of a confidentiality agreement, the Issuer provided the Reporting Person with certain books and records, including a list of holders of the Common Units.

On March 19, 2009, the Reporting Person filed a Second Amended Petition and Jury Demand  (the “Second Amended Petition”) against the Defendants, which generally restates the Reporting Person’s claims and relief requested from the Court, including, without limitation, a request for injunctive relief allowing the Reporting Person to vote all its Common Units in future elections for directors of BreitBurn GP and/or allowing the limited partners of the Issuer to vote on whether the Partnership Agreement Amendment should be adopted.

Following a hearing on March 24, 2009, BreitBurn GP agreed to hold the 2009 annual meeting of the limited partners of the Issuer (the “2009 Annual Meeting”) on November 30, 2009; provided, however, that if the Court awards any portion of the injunctive or declaratory relief requested by the Reporting Person, the board of directors of BreitBurn GP shall have the discretion to hold the 2009 Annual Meeting at a later time as it shall reasonably deem necessary to comply with Delaware law, federal securities laws, NASDAQ Rules, the Partnership Agreement and any applicable ruling of the Court made in connection with the permanent injunction hearing referenced below, but in no event shall any such meeting be held later than 120 days after the Court’s ruling; provided, however, the foregoing agreement shall not limit any party’s right to seek a stay on appeal. The Issuer also agreed that any nomination of candidates for election as directors of BreitBurn GP by any limited partner of the Issuer shall be made during September 2009; provided, however, if the Court awards any portion of the injunctive or declaratory relief requested by the Reporting Person, then the board of directors of BreitBurn GP shall promptly fix and publicly announce a new nomination period to provide all limited partners (including the Reporting Person) with the ability to amend (at their election) any directorial nomination (including the nomination of different or additional directors). The Reporting Person agreed to cancel a April 6, 2009 temporary injunction hearing, and the parties agreed that the trial on the Reporting Person’s claims for permanent injunctive and declaratory relief shall be specially set for trial on September 21, 2009.  The parties agreed that the Reporting Person’s claims other than for injunctive and declaratory relief, including its claims for monetary damages, shall be tried on January 25, 2010, or at such later date as ordered by the Court.  BreitBurn GP and the Issuer also agreed to withdraw their pending motion for summary judgment.  It is possible that additional motions for summary judgment could be filed at a later time.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 3, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the general partner of the Issuer, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and board composition of the general partner of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the Second Amended Petition referenced above, actions taken by the management and board of directors of the general partner of the Issuer, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the general partner of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest of Securities of the Issuer

Item 5(a) is hereby amended and restated to read as follows:

(a)  The Reporting Person is the beneficial owner of 21,347,972 Common Units, which represents approximately 40.45% of the outstanding Common Units.  This percentage is calculated based upon the 52,770,011 Common Units outstanding as of February 27, 2009 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009.

CUSIP No.	106776107

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:

Exhibit D                  Letter Agreement accepted April 4, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2009

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

EXHIBIT INDEX

Exhibit D	Letter Agreement accepted April 4, 2009.

Exhibit D

Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth. Texas 76102

Telephone: (817) 332-2500 Telecopy: (817) 878-9280 Writer’s Direct Dial: 817/878-3612 Email Address: marshall.searcy@khh.com	301 Congress, Suite 2000 Austin, Texas 78701 1000 Louisiana, Suite 4700 Houston, Texas 77002

April 3, 2009

Via Telecopy 817/877-1863
William L. Kirkman
Bourland & Kirkman, L.L.P.
201 Main Street, Suite 1400
Fort Worth, Texas 76102

Re:	Client/Matter No. 03834.0111; Cause No. 48-233656-08; Quicksilver Resources Inc. v. BreitBurn Energy Partners L.P., et al; In the 48th Judicial Court of Tarrant County, Texas

Dear Bill:

1.    BreitBurn GP, LLC (“BreitBurn GP”), as the general partner of BreitBurn Energy Partners L.P. (the “Partnership”), shall hold the annual meeting of the limited partners of the Partnership (the “Limited Partners”) for the election of Directors to the Board of Directors of BreitBurn GP (the “Board”) for 2009 on November 30, 2009 (the “2009 Annual Meeting”); provided, however, that if the Court awards any portion of the injunctive or declaratory relief requested by Quicksilver, the Board shall have the discretion to hold the meeting at a later time as it shall reasonably deem necessary to comply with the requirements of Delaware law, the federal securities laws, the NASDAQ and the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 10, 2006, as amended (the “Partnership Agreement”), and any applicable ruling of the Court made in connection with the permanent injunction hearing referenced below, but in no event shall any such meeting be held later than 120 days after the Court’s ruling; provided however, the foregoing agreement shall not limit any parties’ right to seek a stay on appeal.

2.    Any nomination of candidates for election as directors of the Board at the 2009 Annual Meeting by any Limited Partner shall be made during September 2009; provided, however, if the Court awards any portion of the injunctive or declaratory relief requested by Quicksilver, then the Board shall promptly fix and publicly announce a new nomination period to provide all Limited Partners (including Quicksilver) with the ability to amend (at their election) any directorial nomination (including the nomination of different or additional directors). Any nomination or amended nomination made in accordance with the procedures established by the Board in connection with such new nomination period shall conclusively be deemed timely. The Board, BreitBurn GP, and the Partnership shall take any and all action reasonably necessary to effectuate the foregoing.

William L. Kirkman
April 3, 2009

3.    Quicksilver agrees that actions taken by BreitBurn GP, as the general partner of the Partnership, to effectuate the agreements set forth in paragraphs 1 and 2 of this letter agreement shall be deemed to be in the best interests of the Limited Partners of the Partnership and not adverse to the Limited Partners in any material respect. This provision does not affect, and is without waiver of, any of the claims set out in the Second Amended Petition, including Quicksilver’s claim that the defendants have not acted in the best interests of the Limited Partners of the Partnership and have acted adversely to the Limited Partners in material respects.

4.    The current hearing on Quicksilver’s application for a temporary injunction, scheduled for April 6, 2009, shall be passed, and Quicksilver’s claims for injunctive and declaratory relief shall be tried to the Court in one trial in which the Court shall be asked to rule on Quicksilver’s claim for permanent injunctive relief and declaratory relief.

5.    The parties agree that Quicksilver’s claims for injunctive relief and declaratory relief shall be bifurcated from its claims for damages, which claims for damages shall be tried separately on January 25, 2010, or at such later date as ordered by the Court.

6.    The trial on Quicksilver’s claims for permanent injunctive relief and declaratory relief shall be specially set for trial on Monday, September 21, 2009.

7.    The provisions of paragraph 4, 5, and 6 above will be reflected in an agreed Amended Docket Control Order to be submitted to the Court.

8.    All parties to this Agreement preserve all arguments as to Quicksilver’s request for injunctive and declaratory relief and no party is making any concessions as to the merit of Quicksilver’s requested injunctive or declaratory relief by entering into this Agreement.

If this correctly sets forth the parties’ agreement, please sign below and return the signed copy to me for filing.

Sincerely, /s/ Marshall M. Searcy Marshall M. Searcy, Jr.

MMS:nlc

William L. Kirkman
April 3, 2009

AGREED:

/s/ William L. Kirkman
William L. Kirkman

Date: 4-4-09